March 17, 2005

Mail Stop 0409

Byron Webb
Chairman of the Board and Chief Executive Officer
Webb Mortgage Depot, Inc.
155 Wilson Lake Road
Mooresville, North Carolina  28117

Re:	Webb Mortgage Depot, Inc.
	Preliminary Proxy Statement
	Filed February 2, 2005
	File No. 333-72376


Dear Mr. Webb:

      This is to advise you that we have conducted only a limited review of your registration statement. Based on that limited review, we have the following comments.

General

1. Please tell us whether you intend to have the subsidiary register the spin-off or provide us with your analysis as to why your subsidiary does not have to register the spin-off. Please refer to
Staff Legal Bulletin No.4 in your analysis.

2. Your disclosure indicates that by approving the Share for Share Exchange Agreement, shareholders are also voting to, among other things, the election of certain directors in the surviving company.
In accordance with Rule 14a-4(a)(3), please unbundle this
provision
to provide shareholders the opportunity to vote on this matter separately from the proposal regarding the Share for Share Exchange
Agreement.  For further guidance, please see the Fifth Supplement to
the Division of Corporation Finance`s Manual of Publicly Available
Telephone Interpretations (September 2004).   Please ensure that
consistent revisions are made elsewhere in the proxy statement and on the proxy card.

3. We note that pursuant to the Share for Share Exchange Agreement you will issue to the Medical Connection shareholders 444,600 shares of your common stock. We also note that Section 1.4(a)(i) of the Share Exchange Agreement states that you intend to issue the shares privately. Please tell us the exemption from registration on which you intend to rely and provide us with an analysis that supports your reliance on the exemption.

*  *  *  *

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


	If you have any questions, please call Jeffrey Shady at (202) 942-1901 or me at (202) 942-2987.

Sincerely,



Peggy Kim
Senior Counsel

cc:	Jeffrey Klein (via facsimile)
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Webb Mortgage Depot, Inc.
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